SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549





                                    FORM 11-K


[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


For the transition period from ________ to _________

Commission File Number 1-106


A.       Full title of Plan:

                  401(k) SAVINGS PLAN OF LYNCH CORPORATION
                  AND PARTICIPATING EMPLOYERS

B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive officer:

                  Lynch Corporation
                  401 Theodore Fremd Avenue
                  Rye, New York 10580

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
401(k) SAVINGS PLAN OF LYNCH CORPORATION
AND PARTICIPATING EMPLOYERS


Years ended December 31, 2000 and 1999

                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS


                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2000 and 1999






                                    Contents



Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4(i) Schedule of Assets Held for Investment
  Purposes at End of Year....................................................9

                              Supplemental Schedule

                         Report of Independent Auditors

Board of Directors
Lynch Corporation


We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and Participating Employers (formerly the Lynch Corporation 401(k) Savings Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP


Stamford, Connecticut
June 15, 2001


                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                 Statements of Net Assets Available for Benefits


                                                              December 31
                                                          2000         1999
                                                      -------------------------
Assets
Investments ....................................      $4,562,386      $4,100,781

Contribution receivable from employer ..........            --             4,807
                                                      ----------      ----------

Total assets ...................................      $4,562,386       4,105,588

Liabilities

Other liabilities ..............................            --               369
                                                      ----------      ----------

Total liabilities ..............................            --               369

Net assets available for benefits ..............      $4,562,386      $4,105,219
                                                      ==========      ==========


See accompanying notes.

                                                                         2






                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

           Statements of Changes in Net Assets Available for Benefits
                                                                   Years Ended December 31
                                                                     2000          1999
                                                                 --------------------------
Additions:
  Investment income:
    Net appreciation (depreciation) in fair value of investments:
      Employer stock funds ...................................   $    15,668    $   510,654
      Mutual funds ...........................................       (91,096)        71,501
                                                                 -----------    -----------
                                                                     (75,428)       582,155
    Interest and dividends ...................................       393,792        216,316
                                                                 -----------    -----------
                                                                     318,364        798,471
Contributions:
  Participants ...............................................       255,262        357,374
  Employer ...................................................        20,290         19,210
Transfer from Lynch Interactive Corporation 401(k) Plan ......     1,337,354           --
                                                                 -----------    -----------
Total additions ..............................................     1,931,270      1,175,055

Deductions:
Benefits paid directly to participants .......................      (314,532)      (224,643)
Excess contributions and related investment income distributed
   to participants ...........................................        (9,689)          --
Other ........................................................        (1,233)        (1,296)
Transfer to Lynch Interactive Corporation 401(k) Plan ........    (1,148,649)          --
                                                                 -----------    -----------
                                                                  (1,474,103)      (225,939)

Net increase .................................................       457,167        949,116

Net assets available for benefits at beginning of year .......     4,105,219      3,156,103
                                                                 -----------    -----------
Net assets available for benefits at end of year .............   $ 4,562,386    $ 4,105,219
                                                                 ===========    ===========

See accompanying notes.



                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                          Notes to Financial Statements

                     Years ended December 31, 2000 and 1999


1.  Description of Plan

Effective May 15, 2000, the name of the Plan was changed to the 401(k) Savings Plan of Lynch Corporation (the "Company") and Participating Employers (the "Plan").

The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan Agreement, which is available from the Company.

General

The Plan is a defined contribution plan covering substantially all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 1, 1999, Lynch Corporation spun-off Lynch Interactive Corporation and substantially all existing employees of Lynch Corporation became employees of Lynch Interactive Corporation. Lynch Interactive corporate employees and the employees of Bretton Woods Telephone Company, a subsidiary of the Lynch Interactive Corporation, who participated in the Plan during 1999, ceased contributing to the Plan as of the spin-off date. During 2000, Lynch Interactive corporate employees transferred their fund balances of ($1,148,649) to the Lynch Interactive Corporation 401(k) Plan, which was established at the time of the spin-off. Additionally, Bretton Woods' employees transferred their fund balances to its own plan. On May 15, 2000, the Lynch Interactive Corporation 401(k) Plan merged into the Plan and accordingly, assets of $1,337,354 were transferred into the plan.

During 1999, for each share of the Company's common stock held in the Lynch Corporation stock fund, a stock distribution was made equal to one share of Lynch Interactive Corporation common stock. The distribution to the Lynch Corporation stock fund was 5,965 common shares of Lynch Interactive Corporation common stock.

Contributions

Participants may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code ($10,500 in 2000 and $10,000 in 1999).

                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                    Notes to Financial Statements (continued)

                     Years ended December 31, 2000 and 1999

1. Description of Plan (Continued)

Contributions (Continued)

An annual mandatory employer matching contribution is made to each participant's account equal to 25% of the first $800 of the participant's contribution, as defined in the Plan agreement, generally on or about the closing date of the Plan year. In addition, the Company may make a discretionary matching contribution equal to a percentage of the first $800 of the participant's contribution. No such discretionary contribution was made in 2000 or 1999.

Participants' Accounts

Each participant's account is credited with the participant's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are vested immediately in all contributions to their accounts, including the Company's matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits

Participant benefits are paid as soon as practicable following termination of employment, permanent disability, retirement, death or upon termination of the Plan in accordance with the terms of the Plan agreement. All benefit payments are made in lump sum payments for an amount equal to the fair value of the participants' vested account balance.

Investment Options

All of the Plan's investment options are fully participant directed. Upon enrollment in the Plan, a participant may direct employer and participant contributions in 1% increments into any of the Plan's investment options. Participants may change their investment options daily.

                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                    Notes to Financial Statements (continued)

                     Years ended December 31, 2000 and 1999

1.   Description of Plan (Continued)

Investment Options (Continued)

During 1999, East/West Communications Inc. (which became an affiliate of the Company upon a spin off to its shareholders, its common stock interest in East/West) offered, at no cost to the shareholders of its Class A common stock, a non-transferable right to purchase one additional share of its Class A common stock. The right entitled shareholders to purchase one additional share of Class A common stock for every four shares of Class A common stock held at $1.50 per share. Participants in the Plan had the option to participate in this rights offering.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant's primary residence for which the term shall be determined by the Company. The loans are secured by 50% of the balance in the participant's account and bear interest at a reasonable rate as determined by the Plan administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Expenses

All of the Plan's administrative expenses are paid by the Company.

2.  Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                    Notes to Financial Statements (continued)

                     Years ended December 31, 2000 and 1999

2.   Summary of Accounting Policies (Continued)

Investment Valuation

Except for the unallocated guaranteed investment contracts in 1999, the Plan's investments are stated at fair value. The shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Lynch Corporation, Lynch Interactive Corporation and East/West Communications Inc. Class A common stock are valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

The unallocated guaranteed investment contracts were valued at contract value which approximated fair value as estimated by the John Hancock Mutual Life Insurance Company ("Hancock"). Contract value represented contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and certain administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Historical cost of the Plan's investments are determined by the weighed average method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

Individual investments for each respective year that represent 5% or more of the Plan's net assets available for benefits are as follows:



                                                   December 31
                                                 2000         1999
                                              -----------------------
Fleet Stable Asset Fund ...................   $1,132,535   $1,184,811
Mutual Qualified Fund .....................    1,486,258    1,213,772
Mutual Discovery Fund .....................      458,760      332,127
Galaxy U.S. Treasury Fund .................      296,312      449,204
Lynch Corporation Common Stock ............      550,142         --
Lynch Interactive Corporation Common Stock.      475,542      565,094


                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                    Notes to Financial Statements (continued)

                     Years ended December 31, 2000 and 1999


4.  Contracts with Insurance Company

During 1999, the Plan held unallocated guaranteed investment contracts with maturities in 1999 with Hancock. Contributions from the Plan were accepted by Hancock throughout the first year of each contract and interest was earned over the contract lives at guaranteed annual rates ranging from 5.39% to 6.56%. The underlying assets within the contract were restricted solely for administrative expenses and benefit payments made by the Plan.

5. Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan administrator has indicated that they will take the necessary steps, if any, to maintain the Plan's qualified status.




                    401(k) SAVINGS PLAN OF LYNCH CORPORATION
                           AND PARTICIPATING EMPLOYERS

                            EIN-38-17909862 Plan-004
                             Schedule H, Line 4(i) -
                           Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2000

 Identity of Issuer, Borrower Lessor    Description of Investment, Including Maturity Date, Rate of      Current
          or Similar Party                            Interest, Par or Maturity Value                     Value
-------------------------------------- -------------------------------------------------------------- ---------------
*Fleet National Bank                   Fleet Stable Asset Fund, 113,254 shares                            $1,132,535

                                       Galaxy U.S. Treasury Fund 296,312 shares                              296,312

                                       Mutual Qualified Fund, 89,480 shares                                1,486,258

                                       Mutual Discovery fund, 24,235 shares                                  458,760

                                       Short-term investment, 53,386 shares                                   53,386

*Lynch Corporation                     Lynch Corporation Common Stock, 12,794 shares                         550,142

*Lynch Interactive                     Lynch Interactive Corporation Common Stock,
     Corporation                         10,932 shares                                                       475,542

*Participant loans                     Loans bears interest between 7.75% and 8.5%
                                       with varying maturity dates                                           109,451
                                                                                                      ---------------
                                                                                                          $4,562,386
                                                                                                      ===============

*Indicates party-in-interest to the Plan.


The cost column is not applicable as all of the Plan's investment programs are fully participant directed.



                                    SIGNATURE





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Savings Plan of Lynch Corporation and Participating Employers has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    LYNCH CORPORATION 401(k) SAVINGS PLAN


                                    By: Robert E. Dolan
                                        -------------------------------------
                                        Robert E. Dolan
                                        Member of the 401(k) Plan Committee


Dated: June 29, 2001
       --------------